

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Guolin Tao
Chief Executive Officer
Entrepreneur Universe Bright Group
Suite 907, Saigao City Plaza Building 2
No. 170, Weiyang Road
Xi'an, China

Re: Entrepreneur Universe Bright Group
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 29, 2023
File No. 000-56305

Dear Guolin Tao:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services